July 30, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Worthington Industries, Inc.
Commission File No.: 1-8399
Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2010

Ladies and Gentlemen:

On behalf of Worthington Industries, Inc. (the “Company”), transmitted herewith for filing is the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (the “Form 10-K”), including financial statements, financial statement schedules and exhibits. The Company’s consolidated financial statements included in the Form 10-K do not reflect any significant changes from the preceding year in any accounting principle or practice or in the method of applying any such principle or practice, other than as disclosed in “Note A — Summary of Significant Accounting Policies,” “Note E — Employee Pension Plans,” “Note P — Acquisitions” and “Note R — Fair Value” of the Notes to Consolidated Financial Statements in connection with the adoption by the Company of accounting guidance issued by the Financial Accounting Standards Board.

If you have any questions concerning the Form 10-K, please call the undersigned at (614) 438-3210.

Very truly yours,

/s/ Dale T. Brinkman

Dale T. Brinkman
Vice President—Administration,
General Counsel and Secretary